[Letterhead of Katten Muchin Rosenman LLP]

November 27, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jay Webb Reviewing Accountant Mail Stop 6010

Re:	NUR Macroprinters Ltd. Form 20-F for the fiscal year ended December 31, 2006 Filed June 29, 2007 File No. 0-26498

Ladies and Gentlemen:

On behalf of NUR Macroprinters Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated November 6, 2007 with respect to the Annual Report on Form 20-F for the year ended December 31, 2006. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto. References to “we” or “us” in the numbered responses refer to the Company.

Form 20-F filed June 29, 2007

Item 5: Operating and Financial Review and Prospects, page 33

1.	In future filings, when you cite changes in components of working capital, please explain the reasons for the changes. Also, address the impact on your working capital. We note that your current discussion merely reiterates the numerical data presented in the Statement of Cash Flows.

Company’s response: We acknowledge the Staff’s comment and advise the Staff that in future filings we will include an explanation of the reasons for changes in components of working capital as well as a discussion of the impact of such changes on our working capital.

Financing Activities, page 47

2.	Refer to your credit facilities discussions on page 48. You indicate you paid $0.00 on your long-term loans during 2006. Please reconcile this with the $1.6 million payment of long-term loans, including interest on restructured debt as indicated on the Consolidated Statements of Cash Flows. Revise future filings as necessary based on our comment.

Company’s response: We acknowledge the staff’s comment. In our credit facilities discussions on page 48, we indicated that we paid principal of $0.00 on our long- term loans during 2006. This statement is correct. On the Consolidated Statements of Cash Flows we indicated that Payment of long-term loans, including interest on restructured debt amounted to $1.6 million. This reported amount is entirely attributed to interest on restructured debt.

In accordance with FASB Statement No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” and as our restructured debt bears interest linked to the LIBOR increased by a specified variable rate, we did not record any gain from the debt restructuring and presented on our balance sheet the unchanged long-term loans balances before the restructuring with additional disclosure in parentheses of the amount of accrued interest. Payments of interest are recorded as a reduction from the carrying amount of the unchanged long-term debt.

We will clarify our description of repayment of long-term debt in future filings.

Item 15 Controls and Procedures, page 103

3.	We note your statement that the principal executive officer and principal financial officer have concluded that, “other than as specified below” the company’s disclosure controls and procedures are effective. Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revise these disclosures in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Company’s response: We acknowledge the Staff’s comment and in future filings will clearly state whether or not our chief executive officer and chief financial officer are of the opinion that the Company’s disclosure controls and procedures are effective.

As requested, we would like to clarify the evaluation of the effectiveness of our disclosure controls and procedures for the period ending December 31, 2006. As reported in Item 15(c) of our Form 20-F for the year ended December 31, 2006, during the preparation of our financial statements for such period, our auditors and our management identified certain material weaknesses in the Company’s internal control over financial reporting. As further noted therein, the management had initiated several remedial actions in 2005 and continued the implementation of remedial actions in 2006, in order to ensure that such material weaknesses will not recur. Our chief executive officer and chief financial officer took the identified material weaknesses into account during the evaluation process of the effectiveness of the Company’s disclosure controls and procedures. In connection and in preparation for such evaluation, our chief executive officer and chief financial officer preformed several actions intended to assure the correction of such material weaknesses, including personal discussions with the management of our subsidiaries and employees involved in the recording, processing and summarizing of information required to be disclosed. In addition, and as noted in Item 15(c), our management believes that some of the material weaknesses previously identified no longer exist. However, due to the continued existence of two material weaknesses in internal controls over financial reporting identified in Item 15 of our Form 20-F for the year ended December 31, 2006, our chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by the annual report filed on Form 20-F for the year ended December 31, 2006, were not effective.

4.	Similarly, in future filings please revise the first paragraph regarding changes in internal control over financial reporting by removing the qualifier and making a more definitive statement as to whether there were changes in internal control over financial reporting in the period.

Company’s response: We acknowledge the Staff’s comment and in future filings will make a more definitive statement as to whether there were changes in internal control over financial reporting in the period covered by such future filings.

5.	Please have your auditors tell us how they took into consideration the disclosed material weaknesses in the performance of their 2006 audit engagement. We note, for example, that certain 2005 revenue transactions were recorded in 2006.

Company’s response: We respectfully advise the Staff that our auditors have informed us they were aware of the material weaknesses at the planning stage of their 2006 audit and the 2006 audit was planned and executed accordingly.

We respectfully note the Staff’s reference to 2005 revenue transactions reported to be recorded in 2006. We would like to clarify that these transactions were indeed initiated in 2005 and were originally planned to be recorded in 2005. However, based on our current revenue recognition policy and applicable US GAAP, the revenue from these transactions was required to be recorded only in 2006. Therefore, these transactions were not recorded in 2005 and properly recorded in 2006 and our revenues for 2005 and 2006 were properly recorded.

Notes to Consolidated Financial Statements, page F-10

Note 17 Subsequent Events, page F-47

6.	We note in January and February 2007 through a private placement you issued common shares and warrants for net proceeds of $6.1 million. We also note in connection with the share and warrant issuance you are obligated under a registration rights agreement. Please make sure your future filings disclose how you accounted for and present these transactions and agreements in your financial statements. Confirm, if true, your accounting for the registration rights agreement complies with the guidance at FSP EITF 00-19-2.

Company’s response: We confirm that our accounting for the registration rights agreement commencing in our financial statements for fiscal 2007 (as the private placement was conducted in early 2007) will comply with the guidance at FSP EITF 00-19-2.

On behalf of the Company we hereby acknowledge the following:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-940-6348 should you have any questions.

Sincerely yours, /s/ Elliot Press Elliot Press